================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For August 10, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  August 10, 2005

                 PRECISION DRILLING CORPORATION INTERIM REPORT 2
                      PERIODS ENDED JUNE 30, 2005 AND 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
HIGHLIGHTS
THREE MONTHS ENDED JUNE 30,
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)             2005          2004         % Change
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                           $ 157,895    $  134,963             17.0
Operating earnings (1)                                               24,505        24,065              1.8
Earnings from continuing operations                                   9,308        10,127             (8.1)
Net earnings                                                         25,851        15,995             61.6
Diluted earnings per share:
      From continuing operations                                       0.07          0.09            (22.2)
      Net earnings                                                     0.21          0.14             50.0
Funds provided by continuing operations                           $  27,973    $   11,038            153.4
-----------------------------------------------------------------------------------------------------------------------

                                                                                 June 30,      December 31,
                                                                                     2005             2004
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                $  736,709      $   557,291
Long-term debt (2)                                                                719,240          718,850
Cash and cash equivalents                                                         306,538          122,012
Long-term debt to long-term debt plus equity (2)                                     0.22             0.24
-----------------------------------------------------------------------------------------------------------------------

(1)  SEE EXPLANATION ON PAGE 5
(2)  EXCLUDES CURRENT PORTION OF LONG-TERM DEBT


OVERVIEW
Diluted earnings per share from continuing operations were $0.07 in the second quarter of 2005 compared to $0.09 in 2004.


               Diluted net earnings per share were $0.21 for the quarter ended June 30, 2005 compared to $0.14 in 2004.


     During the quarter, the Corporation entered into a definitive agreement to sell its Energy Services and International Contract Drilling divisions for approximately US$2.28 billion with the transaction expected to close on or about September 1, 2005. The Corporation is also negotiating with a third party for the sale of its industrial and plant maintenance business carried on by CEDA. As a result, these businesses have been classified as discontinued operations with continuing operations now being comprised of Canadian contract drilling, service rig, snubbing, rentals, and related services businesses.

     With respect to the continuing businesses, the Corporation announced in June 2005 that it was undertaking an examination of the available strategic alternatives, including determining the viability and method of conversion to an income trust. Although the Board of Directors has not made any decision with respect to any specific course of action at this time, it has retained the appropriate financial, accounting, legal and tax advisors to assist it in identifying and assessing issues pertaining to a conversion to an income trust. Any conversion alternatives available to Precision will be subject to review by, and approval of the Board of Directors and will also be subject to receipt of all required shareholder and regulatory approvals.

RESULTS OF CONTINUING OPERATIONS
THREE MONTHS ENDED JUNE 30,                                        2005            2004          % Change
----------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                             229             225               1.8
Drilling operating days                                           6,049           5,279              14.6
Drilling revenue per operating day                               16,578          15,561               6.5
Number of service rigs (end of period)                              239             239               -
Service rig operating hours                                      72,814          80,986             (10.1)
Service revenue per operating hour                                  530             458              15.7

----------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,                                          2005            2004          % Change
----------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                             229             225                1.8
Drilling operating days                                          20,048          20,047                -
Drilling revenue per operating day                               17,951          16,506                8.7
Number of service rigs (end of period)                              239             239                -
Service rig operating hours                                     212,488         231,679               (8.3)
Service revenue per operating hour                                  576             507               13.6
----------------------------------------------------------------------------------------------------------------------

     As is the norm in the second quarter, weather conditions were a significant factor affecting activity levels. An early spring break up and dry conditions in May were boding well for a very strong second quarter. These favorable conditions came to an abrupt halt in June as record rainfall in Alberta slowed the movement of oilfield equipment. Dry conditions have returned in July and activity has quickly ramped up.

     Overall the market for our services is very strong with winter pricing for the most part being maintained through the spring and summer months. The healthy backlog of work should give service providers pricing leverage going into the upcoming winter season.

     With the exception of snubbing, all operating divisions reported higher revenue for the quarter. This is particularly noteworthy in well servicing where service rig operating hours were 10% less than prior year.

     Operating costs have escalated somewhat as a result of crew wage increases implemented in October 2004 and increases in third party materials and labor required for our equipment maintenance programs. Operating margins have, however, improved year over year with operating expenses as a percentage of revenue declining to 64.3% from 68.4% in the second quarter of 2004. This is a strong performance for the traditionally slow second quarter. Equipment repairs and maintenance expenditures, while substantial, are in line with our expectations.

     At first glance, general and administrative costs appear to have increased by over $8 million in the second quarter. While costs have increased as a result of options granted in the last half of 2004 and additional expenses incurred in relation to internal and external audit functions in this post Sarbanes Oxley world, there are also a number of severance, financial advisory and legal fees not associated with ongoing business which amounted to approximately $4 million in the quarter.

     It is also important to note that during the six to nine month period following the sales transactions mentioned earlier, general and administrative expenses will be reduced as the corporate functions will be sized to match the needs of the smaller business.

     The effective tax rate on income from continuing operations has increased in 2005 as a result of the increased non-deductible options expense and a tax law change in the second quarter that was made effective January 1, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's liquidity position continues to improve with cash flow from operations and from the exercise of stock options exceeding net capital spending by $185 million in the first six months of 2005. As a result the Corporation's cash balance has increased to $307 million and the $335 million revolving bank credit facility remains undrawn. During July 2005 the Corporation issued 244,950 shares on the exercise of stock options.

QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS,
WHICH ARE PRESENTED ON A DILUTED BASIS)                                2004                          2005
Quarters ended                                             September 30    December 31        MARCH 31     JUNE 30
----------------------------------------------------------------------------------------------------------------------
Revenue                                                         218,023        313,978         382,407     157,895
Operating earnings (1)                                           61,799        113,879         153,020      24,505
Earnings from continuing operations                              36,995         60,582          88,281       9,308
      Per share                                                    0.31           0.49            0.71        0.07
Net earnings                                                     42,707         88,183         138,518      25,851
      Per share                                                    0.36           0.71            1.11        0.21
Funds provided by continuing operations                          56,477        114,627         122,075      27,973
----------------------------------------------------------------------------------------------------------------------

                                                                       2003                          2004
Quarters ended                                            September 30     December 31        March 31     June 30
----------------------------------------------------------------------------------------------------------------------
Revenue                                                        211,131         263,907         361,524     134,963
Operating earnings (1)                                          53,084          88,729         131,570      24,065
Earnings from continuing operations                             29,538          42,486          80,427      10,127
       Per share                                                  0.27            0.38            0.71        0.09
Net earnings                                                    35,765          52,958         100,519      15,995
       Per share                                                  0.32            0.48            0.89        0.14
Funds provided by continuing operations                         62,618          86,522         129,506      11,038
----------------------------------------------------------------------------------------------------------------------

(1)  OPERATING EARNINGS - NON-GAAP MEASURE

     OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "PLANS", "SHOULD", "ANTICIPATES", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS, AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: OUR EXPECTED CLOSING OF THE SALE OF OUR ENERGY SERVICES AND INTERNATIONAL CONTRACT DRILLING, OUR EXAMINATION OF AVAILABLE STRATEGIC ALTERNATIVES FOR OUR CONTINUING BUSINESS, THE CORPORATION'S MARKET SHARE AND POSITION IN THE DOMESTIC AND INTERNATIONAL DRILLING MARKETS; ANTICIPATED REDUCTIONS IN OUR GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER SUCH MATTERS.

     THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY THE CORPORATION IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS WILL CONFORM WITH THE CORPORATION'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE CORPORATION'S EXPECTATIONS, INCLUDING: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EXISTENCE OF COMPETITORS, TECHNOLOGICAL CHANGES AND DEVELOPMENTS IN THE OIL AND GAS INDUSTRY; THE ABILITY OF OIL AND GAS COMPANIES TO RAISE CAPITAL; THE EFFECTS OF SEVERE WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF OPERATING RISKS INHERENT IN WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; POLITICAL CIRCUMSTANCES IMPEDING THE PROGRESS OF WORK IN ANY OF THE COUNTRIES IN WHICH THE CORPORATION DOES BUSINESS; IDENTIFYING AND ACQUIRING SUITABLE ACQUISITION TARGETS ON REASONABLE TERMS; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, INCLUDING STOCK MARKET VOLATILITY; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT ON THE USE OF SERVICES SUPPLIED BY THE CORPORATION.

     CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE CORPORATION WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE CORPORATION OR ITS BUSINESS OR OPERATIONS. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CONSOLIDATED BALANCE SHEETS
                                                                            JUNE 30,         DECEMBER 31,
(STATED IN THOUSANDS OF DOLLARS)                                                2005                 2004
----------------------------------------------------------------------------------------------------------------------
                                                                         (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents                                        $     306,538        $     122,012
     Accounts receivable                                                    207,543              309,292
     Income taxes recoverable                                                 1,793                   --
     Inventory                                                                6,711                7,734
     Assets of discontinued operations (Note 4)                             541,148              497,036
----------------------------------------------------------------------------------------------------------------------
                                                                          1,063,733              936,074
Property, plant and equipment, net of accumulated depreciation              927,592              897,584
Intangibles, net of accumulated amortization                                    511                  498
Goodwill                                                                    266,827              266,827
Other assets                                                                  8,200                9,116
Assets of discontinued operations (Note 4)                                1,742,143            1,741,950
----------------------------------------------------------------------------------------------------------------------
                                                                      $   4,009,006        $   3,852,049
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                         $      92,513        $     120,432
     Income taxes payable                                                        --               13,624
     Liabilities of discontinued operations (Note 4)                        234,511              244,727
----------------------------------------------------------------------------------------------------------------------
                                                                            327,024              378,783
Long-term debt                                                              719,240              718,850
Future income taxes                                                         367,176              354,268
Future income taxes of discontinued operations (Note 4)                      75,110               78,407
Shareholders' equity:
     Share capital                                                        1,301,886            1,274,967
     Contributed surplus                                                     33,631               26,024
     Cumulative translation adjustment                                      (21,113)             (20,933)
     Retained earnings                                                    1,206,052            1,041,683
----------------------------------------------------------------------------------------------------------------------
                                                                          2,520,456            2,321,741
----------------------------------------------------------------------------------------------------------------------
                                                                      $   4,009,006        $   3,852,049
----------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                                           122,762              121,580
Common share purchase options outstanding (000's)                             5,858                6,696

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                                   (UNAUDITED)

                                                 THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)           2005          2004            2005   2004
-------------------------------------------------------------------------------------------------------------------
Revenue                                                  $   157,895     $  134,963    $  541,302      $  496,487
Expenses:
     Operating                                               101,580         92,253       291,113         279,133
     General and administrative                               20,215         12,031        40,009          31,009
     Depreciation and amortization                            11,804         11,779        33,173          35,721
     Foreign exchange                                           (209)        (5,165)         (518)         (5,011)
-------------------------------------------------------------------------------------------------------------------
                                                             133,390        110,898       363,777         340,852
-------------------------------------------------------------------------------------------------------------------
Operating earnings                                            24,505         24,065       177,525         155,635
Interest                                                      10,802         10,257        22,341          18,201
Gain on disposal of investments                                    -            (42)            -             (42)
-------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
     before income taxes                                      13,703         13,850       155,184         137,476
Income taxes:
     Current                                                     662         13,755        44,687          34,014
     Future                                                    3,733        (10,032)       12,908          12,908
-------------------------------------------------------------------------------------------------------------------
                                                               4,395          3,723        57,595          46,922
-------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                            9,308         10,127        97,589          90,554
Discontinued operations, net of tax (Note 4)                  16,543          5,868        66,780          25,960
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                  25,851         15,995       164,369         116,514
Retained earnings,
     beginning of period                                   1,180,201        894,798     1,041,683         794,279
-------------------------------------------------------------------------------------------------------------------
Retained earnings,
     end of period                                       $ 1,206,052     $  910,793   $ 1,206,052      $  910,793
-------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
     Basic                                               $     0.08      $    0.09    $     0.80       $    0.81
     Diluted                                             $     0.07      $    0.09    $     0.78       $    0.80
-------------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                               $     0.21      $    0.14    $     1.34       $    1.05
     Diluted                                             $     0.21      $    0.14    $     1.32       $    1.03
-------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                            122,762        111,817       122,762         111,817
Weighted average shares outstanding (000's)                  122,727        111,741       122,521         111,353
Diluted shares outstanding (000's)                           125,013        113,098       124,765         112,858

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (UNAUDITED)

                                                       THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
(STATED IN THOUSANDS OF DOLLARS)                           2005           2004          2005            2004
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations           $      9,308    $    10,127   $    97,589     $    90,554
     Items not affecting cash:
        Stock based compensation                          2,684          1,414         5,464           2,943
        Depreciation and amortization                    11,804         11,779        33,173          35,721
        Gain on disposal of investments                       -            (42)            -             (42)
        Future income taxes                               3,733        (10,032)       12,908          12,908
        Amortization of deferred financing costs            458            360           917             680
        Unrealized foreign exchange gain on
          long-term monetary items                          (14)        (2,568)           (3)         (2,220)
---------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations             27,973         11,038       150,048         140,544
     Changes in non-cash
        working capital balances                         89,749        175,671        59,436          94,822
---------------------------------------------------------------------------------------------------------------
                                                        117,722        186,709       209,484         235,366
Discontinued operations:
     Funds provided by
        discontinued operations (Note 4)                 59,633         27,709       142,547          74,801
     Changes in non-cash working capital
        balances of discontinued operations              28,880        (18,447)      (48,264)        (40,244)
---------------------------------------------------------------------------------------------------------------
                                                         88,513          9,262        94,283          34,557
Investments:
     Business acquisitions                                    -       (658,212)            -        (658,842)
     Purchase of property, plant and equipment          (88,490)       (55,253)     (161,450)       (108,981)
     Purchase of intangibles                                  -              -           (20)              -
     Proceeds on sale of property,
        plant and equipment                               8,609          6,533        17,121          11,246
     Proceeds on disposal of investments                      -             48             -              48
     Proceeds on disposal of discontinued operations          -         15,000             -          40,746
     Investments                                              -         (1,340)            -          (1,340)
---------------------------------------------------------------------------------------------------------------
                                                        (79,881)      (693,224)     (144,349)       (717,123)
Financing:
     Increase in long-term debt                               -        520,873             -         522,136
     Repayment of long-term debt                             (5)        (6,898)           (9)        (11,263)
     Deferred financing costs on long term debt               -         (4,985)            -          (4,985)
     Issuance of common shares on
        exercise of options                               2,626          6,236        25,117          36,771
     Change in bank indebtedness                              -          2,533             -         (76,114)
---------------------------------------------------------------------------------------------------------------
                                                          2,621        517,759        25,108         466,545
---------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                   128,975         20,506       184,526          19,345
Cash and cash equivalents,
     beginning of period                                177,563         20,209       122,012          21,370
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period           $    306,538    $    40,715   $   306,538     $    40,715
---------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS)

1.   BASIS OF PRESENTATION

     These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2004, except as noted below. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2004 contained in the Corporation's 2004 annual report.

2.   SEASONALITY OF OPERATIONS

     The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.   CHANGES IN ACCOUNTING ESTIMATE

     Effective January 1, 2005 Precision changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 operating days), and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in $3.1 million reduction of depreciation expense for the three months ended and a $7.9 million reduction for the six months ended June 30, 2005. Of these amounts $1.1 million and $4.3 million relate to continuing operations for the three and six months ended June 30, 2005, respectively.

4.   DISCONTINUED OPERATIONS

     On June 6, 2005, the Corporation entered into an agreement to dispose of its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. for proceeds of approximately US$900 million and 26 million common shares of Weatherford International. The transaction is expected to close on or about September 1, 2005 and is subject to regulatory approvals and other customary closing conditions. In addition, in the second quarter of 2005, the Corporation adopted a formal plan to dispose of its industrial and plant maintenance business carried on by CEDA. These dispositions are in accordance with an extensive process undertaken by the Corporation's board of directors to explore avenues of valuation creation for the Corporation's shareholders.

     On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers Inc. On May 7, 2004 the Corporation sold the assets of the Polar Completions division. On August 31, 2004 the Corporation sold its 65% interest in United Diamond Ltd.

     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations.

                                                 THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                                       2005           2004          2005           2004
----------------------------------------------------------------------------------------------------------
Revenue
     Energy services                             $  217,040     $  164,660     $ 498,765     $  372,857
     International contract drilling                 78,177         67,826       150,889        118,849
     Industrial and plant maintenance                56,809         48,868       110,841         87,489
     Other                                                -          4,131             -         18,123
----------------------------------------------------------------------------------------------------------
                                                 $  352,026     $  285,485     $ 760,495     $  597,318
----------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of
     Fleet Cementers' assets                     $        -     $      595     $       -     $     (348)
----------------------------------------------------------------------------------------------------------
Results of operations before income taxes
     Energy services                             $      495     $  (12,758)    $  56,259     $   14,578
     International contract drilling                 16,861         15,740        29,930         27,222
     Industrial and plant maintenance                 8,510          7,593        15,224         10,502
     Other                                           (4,261)        (5,096)       (8,796)        (6,291)
Writedown of assets held for sale                         -              -             -         (6,117)
----------------------------------------------------------------------------------------------------------
                                                     21,605          5,479        92,617         39,894
Income tax expense (recovery)                         5,062           (223)       25,837         12,300
----------------------------------------------------------------------------------------------------------
Results of operations, before
     Non-controlling interest                        16,543          5,702        66,780         27,594
     Non-controlling interest                             -            429             -          1,286
----------------------------------------------------------------------------------------------------------
                                                 $   16,543     $    5,273     $  66,780     $   26,308
----------------------------------------------------------------------------------------------------------
Discontinued operations                          $   16,543     $    5,868     $  66,780     $   25,960
----------------------------------------------------------------------------------------------------------

     The following table provides additional information with respect to amounts included in the balance sheet as assets/liabilities of discontinued operations:

                                                         2005            2004
-------------------------------------------------------------------------------
Accounts receivable                                   405,831         381,707
Inventory                                             122,890         106,618
Future income tax asset                                12,427           8,711
-------------------------------------------------------------------------------
                                                      541,148         497,036
-------------------------------------------------------------------------------
Capital assets                                      1,247,296       1,239,104
Goodwill 468,681                                      468,586
Future income tax asset                                26,166          34,260
-------------------------------------------------------------------------------
                                                    1,742,143       1,741,950
-------------------------------------------------------------------------------
Accounts payable                                      207,402         219,940
Income taxes payable                                   22,416          17,479
Future income tax liability                             4,664           7,270
Other                                                      29              38
-------------------------------------------------------------------------------
                                                      234,511         244,727
-------------------------------------------------------------------------------
Future income tax liability                            75,110          78,407
-------------------------------------------------------------------------------

      The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) as discontinued operations:

                                                  THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                                       2005           2004          2005           2004
-----------------------------------------------------------------------------------------------------------
Net earnings of discontinued operations          $   16,543     $    5,868     $  66,780      $  25,960
Items not affecting cash:
     Loss (gain) on disposal of
        discontinued operations                           -           (595)            -            348
     Stock based compensation                         1,850            484         3,945          1,006
     Depreciation and amortization                   37,988         30,236        73,355         56,801
     Non-controlling interest                             -            429             -          1,286
     Writedown of assets of
        discontinued operations                           -              -             -          3,293
     Future income taxes                              3,979         (7,767)       (1,710)       (12,884)
     Unrealized foreign exchange loss (gain) on
        long-term monetary items                       (727)          (946)          177         (1,009)
-----------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations        $   59,633     $   27,709     $ 142,547      $  74,801
-----------------------------------------------------------------------------------------------------------

5.   COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the current financial statement presentation.

                EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES


     As of the end of second quarter ended June 30, 2005, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

     During the second quarter ending June 30, 2005, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

     It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SHAREHOLDER INFORMATION


DIRECTORS
W.C. (MICKEY) DUNN (2) (3)
EDMONTON, ALBERTA

ROBERT J.S. GIBSON (1) (3)
CALGARY, ALBERTA

PATRICK M. MURRAY (1)
DALLAS, TEXAS

FREDERICK W. PHEASEY (2) (3)
EDMONTON, ALBERTA

ROBERT L. PHILLIPS (2) (3)
VANCOUVER, BRITISH COLUMBIA

HANK B. SWARTOUT
CALGARY, ALBERTA

H. GARTH WIGGINS (1)
CALGARY, ALBERTA
(1) AUDIT COMMITTEE MEMBER
(2) COMPENSATION COMMITTEE MEMBER
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MEMBER




OFFICERS
HANK B. SWARTOUT
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

IAN E. KELLY
SENIOR VICE PRESIDENT,
INTERNATIONAL DRILLING

JOHN R. KING
SENIOR VICE PRESIDENT,
ENERGY SERVICES

M.J. (MICK) MCNULTY
SENIOR VICE PRESIDENT,
OPERATIONS FINANCE

R.T. (BOB) GERMAN
VICE PRESIDENT AND
CHIEF ACCOUNTING OFFICER

JAN M. CAMPBELL
CORPORATE SECRETARY



HEAD OFFICE
PRECISION DRILLING CORPORATION
4200, 150-6TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 3Y7
TELEPHONE:  403-716-4500
FACSIMILE:  403-264-0251
WEBSITE: www.precisiondrilling.com


LEAD BANK
ROYAL BANK OF CANADA
CALGARY, ALBERTA


LEGAL COUNSEL
BORDEN LADNER GERVAIS LLP
CALGARY, ALBERTA

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
NEW YORK, NEW YORK


AUDITORS
KPMG LLP
CALGARY, ALBERTA


STOCK EXCHANGE LISTINGS
Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and PD.U, and on the New York Stock Exchange under the trading symbol PDS.

TRADING PROFILE
TORONTO (TSX:PD)
April 1, 2005 to
June 30, 2005
High: $52.06
Low: $43.41
Volume traded: 53.9 million

NEW YORK (NYSE:PDS)
April 1, 2005  to
June 30, 2005
High: US $41.64
Low: US $34.63
Volume traded: 44.9 million

TRANSFER AGENT AND REGISTRAR
COMPUTERSHARE TRUST COMPANY OF CANADA
Calgary, Alberta


TRANSFER POINT
COMPUTERSHARE TRUST COMPANY, INC.
NEW YORK, NEW YORK

ACCOUNT QUESTIONS
Our Transfer Agent can help you with a variety of shareholder related services, including:

*Change of address

*Lost share certificates

*Transfer of stock to another person

*Estate settlement

You can call our Transfer Agent toll free at: 1-888-267-6555 You can write to them at:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.
online information

To receive our news releases by e-mail, or to view this interim report, please visit our web site at www.precisiondrilling.com and refer to the Investor Relations section.

ESTIMATED RELEASE DATES FOR FINANCIAL RESULTS
2005 Third Quarter -
October 27, 2005